UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2015

Commission File Number: 001-35936

B2Gold Corp.
(Translation of registrant’s name into English)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

Suite 3100, Three Bentall Centre
595 Burrard Street
Vancouver, British Columbia V7X 1J1
Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

[   ] Form 20-F       [X] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

See the Exhibit Index hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

B2Gold Corp.

Date: November 13, 2015	By:	/s/ Roger Richer
	Name:	Roger Richer
	Title:	Executive Vice President, General Counsel & Secretary

EXHIBIT INDEX

Exhibit	Description
No.

99.1	Condensed Consolidated Financial Statements for the Period Ended September 30, 2015

99.2	Management Discussion and Analysis for the Period Ended September 30, 2015

99.3	Form 52-109F2 Certification of Interim Filings Full Certificate - CEO

99.4	Form 52-109F2 Certification of Interim Filings Full Certificate - CFO